UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 333-93879

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson
Retirement Savings Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Harley-Davidson Retirement Savings Plan for Salaried Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan
for Salaried Employees
Date: June 22, 2006	By: /s/ James M. Brostowitz
James M. Brostowitz
Administrative Committee Member

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Harley-Davidson
Retirement Savings Plan for Salaried Employees
Years Ended December 31, 2005 and 2004

Harley-Davidson Retirement Savings Plan for Salaried Employees

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Plan Administration Committee
Harley-Davidson Retirement Savings
  Plan for Salaried Employees

We have audited the accompanying statements of assets available for benefits of Harley-Davidson Retirement Savings Plan for Salaried Employees as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
Milwaukee, Wisconsin
June 12, 2006

Harley-Davidson Retirement Savings Plan for Salaried Employees

Statements of Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments:
Interest in Harley-Davidson
Retirement Savings Plan Master Trust (Note 3)	$305,826,490	$296,667,101
Notes receivable from participants	4,250,664	4,290,615

	310,077,154	300,957,716
Company contributions receivable	5,628,656	5,415,414

Assets available for benefits	$315,705,810	$306,373,130

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Statements of Changes in Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions:
Investment income:
Interest income	$260,716	$253,721
Equity in investment (loss) income of Harley-
Davidson Retirement Savings Plan Master
Trust (Note 3)	(3,771,805)	40,293,070

	(3,511,089)	40,546,791
Contributions:
Participant contributions	20,584,642	20,377,161
Company contributions	5,672,324	5,419,638

	26,256,966	25,796,799

	22,745,877	66,343,590
Deductions:
Benefit payments and withdrawals	13,283,298	15,154,243
Administrative expenses	14,365	14,075

	13,297,663	15,168,318

	9,448,214	51,175,272
Transfers to other Harley-Davidson plans	(115,534)	(113,737)

Net increase	9,332,680	51,061,535
Assets available for benefits at beginning of year	306,373,130	255,311,595

Assets available for benefits at end of year	$315,705,810	$306,373,130

See accompanying notes.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1. Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Salaried Employees (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined-contribution plan that covers salaried employees of Harley-Davidson, Inc., Harley-Davidson Motor Company Group, Inc. (the Sponsor), Harley-Davidson Motor Company, Inc., Harley-Davidson Motor Company Operations, Inc., H-D Michigan, Inc., Harley-Davidson Transportation Company, and Harley-Davidson Dealer Systems, Inc. (together, the Company) meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plan. The maximum amount that participants may defer is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the Code). The Plan allows for Company matching contributions, which range from $0 to $0.50 per dollar of participant contributions. Company matching contributions vary according to the Company’s financial performance and apply only to participant contributions up to 6% of a participant’s eligible pay.

Participants’ Accounts

A separate account is maintained for each participant. The account balances are adjusted daily for participants’ contributions, Company contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 19 investment funds.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s investment alternatives daily.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants will vest 100% in Company contributions after completing three years of vesting service. Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

Forfeitures

Forfeitures are used to fund future Company matching contributions.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

Upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (permitted only in the event of retirement), or other form of payment as allowed under the Plan.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59½.

Master Trust Investment

The Plan’s investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust) and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and four other Harley-Davidson defined-contribution plans are commingled (see Note 3). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. Loans bear interest commensurate with the rate, which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed 5 years (10 years in the case of a home purchase).

Administrative Expenses

Administrative expenses are generally paid by the Company. Loan application and service fees are paid by participants.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Master Trust investments in mutual funds and common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. The money market fund is stated at cost, which approximates fair value.

The Harley-Davidson Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Harley-Davidson, Inc. common stock and the cash investments held by the Fund.

Notes receivable from participants are stated at their unpaid principal balances, which approximate fair value.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Master Trust investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements and accompanying notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

As indicated in Note 1, the assets of the Master Trust include commingled investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable assets and liabilities.

A summary of the Master Trust’s commingled investments at December 31 is as follows:

	2005	2004
Investments at fair value:
Mutual funds	$282,531,528	$233,370,599
Common trust fund	70,779,818	72,126,662
Common stock - Harley-Davidson, Inc.	135,400,730	166,647,820
Money market fund	1,778,969	1,535,729
Other payable	(12,510)	(39,752)

Commingled assets of the Master Trust	490,478,535	473,641,058
Less amount allocated to other Plans	184,652,045	176,973,957

Plan’s interest in Master Trust	$305,826,490	$296,667,101

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

3. Investments (continued)

At December 31, 2005 and 2004, the Plan’s interest in the assets of the Master Trust was approximately 62% and 63%, respectively.

Investment income has been allocated among the Plans based on the respective participants’ interest, adjusted for other allocable income and losses. Investment income generated by the commingled investments of the Master Trust and the Plan’s allocated share therein are as follows:

	Years Ended December 31
	2005	2004
Interest and dividend income	$13,962,617	$8,921,365
Net realized and unrealized appreciation in fair value
of mutual fund and common trust fund investments	6,456,432	11,866,800
Net realized and unrealized (depreciation) appreciation
in fair value of common stock - Harley-Davidson, Inc.	(24,603,036)	39,287,360

Commingled investment (loss) income generated by the Master Trust
	(4,183,987)	60,075,525
Less amount allocated to other Plans	(412,182)	19,782,455

Master Trust commingled investment (loss) income allocated to the
Plan	$(3,771,805)	$40,293,070

4. Nonparticipant-Directed Investments

Company contributions are invested in the Harley-Davidson, Inc. common stock fund and cannot be transferred or directed to any other investment option in the Plan until the participant becomes vested in such amounts or reaches the age of 55.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Information about the assets and the significant components of the changes in assets relating to the Plan’s investment in the Harley-Davidson, Inc. common stock fund, which includes the participant and nonparticipant-directed investments is as follows:

	December 31
	2005	2004
Investments, at fair value:
Harley-Davidson, Inc. common stock	$93,636,613	$113,635,937
Money market fund	1,230,250	1,043,373
Employer contributions receivable	5,628,656	5,415,414
Other payables	(8,651)	(22,931)

Harley Davidson, Inc. common stock fund	$100,486,868	$120,071,793

	Years Ended December 31
	2005	2004
Changes in fund balance:
Contributions	$10,451,892	$10,262,664
Interest and dividends	1,291,908	891,752
Net (depreciation) appreciation in fair
value of common stock	(16,488,220)	27,136,266
Transfers to other investment funds, net	(11,595,448)	(30,301,793)
Benefit payments and withdrawals	(3,239,115)	(3,767,575)
Administrative expenses	(5,942)	(7,502)

	$(19,584,925)	$4,213,812

5. Transactions With Parties in Interest

The Master Trust holds investments in Harley-Davidson, Inc. common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Harley-Davidson Retirement Savings Plan for Salaried Employees

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Legal Matters

On August 25, 2005, a class action lawsuit alleging violations of the ERISA was filed in the United States District Court for the Eastern District of Wisconsin against Harley-Davidson, Inc., the Administrative Committee of Harley-Davidson, Inc., and the following Company employees, officers and directors: Harold A. Scott, James M. Brostowitz, James L. Ziemer, Gail A. Lione, Barry K. Allen, Richard I. Beattie, Jeffrey L. Bleustein, George H. Conrades, Judson C. Green, Donald A. James, Sara L. Levinson, George L. Miles, Jr., and James A. Norling. In general, the ERISA complaint includes factual allegations similar to those in shareholder class action lawsuits that Harley-Davidson, Inc. has disclosed in its recent publicly available filings (which include complaints that allege securities law violations) and alleges on behalf of participants in the Plans that the plan fiduciaries breached their ERISA fiduciary duties. On February 15, 2006, the court ordered the ERISA action consolidated with the securities and other related actions that are pending in that court for administrative purposes.

Harley-Davidson, Inc. believes the allegations against all of the defendants in the lawsuits against the Company are without merit and it intends to vigorously defend against them. Since all of these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may limit its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail, for claims covered by the insurance coverage.

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #39-1805420     Plan #002

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Plan participants	Participant loans with interest rates ranging from 6.00%
to 9.75%, with various maturities. Collateralized by
	applicable participants' account balances.	$ 4,250,664

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm